SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	0001105284

CUSIP NUMBER	37945810B

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR
 For the period ended:  March 31, 2011

 |  |   Transition Report on Form 10-K
 |  |   Transition Report on Form 20-F
 |  |   Transition Report on Form 11-K
 |  |   Transition Report on Form 10-Q
 |  |   Transition Report on Form NSAR

 For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office ( Street and Number ): City, State and Zip Code:	Global Immune Technologies Inc. SECUREVIEW SYSTEMS INC 2809 Great Northern Loop, Suite 100 Missoula, MT 59808-1749

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|
(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 (c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

      The auditor requires more time to complete the Companies audit.

Part IV-Other Information

     (1)   Name and telephone number of person to contact in regard to this notification:

Don Perks	(406)	558-4947
(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No   If the answer is no, identify report(s)

      (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|  |   Yes   |X|   No
 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Global Immune Technologies Inc.
Name of Registrant as Specified in Charter

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2011	By:	/s/ Don Perks Don Perks President